ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION	1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire
Admitted in New Jersey & Pennsylvania
Direct Dial:  (856) 661-2265
Email:  mark.roderick@flastergreenberg.com

May 10, 2016

Sent by Email Only

Erin E. Martin
Special Counsel
Office of Financial Services
Securities and Exchange Commission
Washington, D.C. 20549
Email:  martine@sec.gov

Re:	American Homeowner Preservation 2015A+, LLC
Offering Statement on Form 1-A
CIK 0001667307

Dear Ms. Martin:

This is in response to your letter of May 5, 2016, a copy of which is enclosed for your reference. Also enclosed is a blacklined version of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below. We are simultaneously filing through EDGAR, although not the blacklined documents.

Your Question #1

We note your response to comment 1. Please refer to your disclosure on the bottom of page 1 under the heading “Summary of the Offering” wherein you indicate that you “will” make distributions, including enough to pay investors a 12% return, which implies that such rate is guaranteed. Please revise to clarify that you “intend to” make distributions in the manner presented.

Our Response:

That paragraph previously provided “After paying all expenses, we will make distributions each month in the following order of priority:”

Now it provides “Each month, if the Company has any money to distribute after paying all of its expenses, we intend to make distributions in the following order of priority:”

Erin E. Martin
Securities and Exchange Commission
May 10, 2016

Your Question #2

We note your response to comment 3. Refer to the following disclosure on page 20: “The Value of Assets Remaining is primarily the value assigned to the remaining assets as [sic] the time they were purchased, in some cases written down (but not up).” Please revise to clarify, if true, that the Value of Assets Remaining is the present value of estimated future payments on the purchased loans. Also disclose how often you reevaluate the Value of Assets Remaining.

Our Response

We have revised the footnote to provide:

“The Value of Assets Remaining is primarily the value assigned to the remaining assets as the time they were purchased, in some cases written down (but not up). As described earlier, the Investment Manager uses a proprietary pricing tool to evaluate loan purchases. The proprietary pricing tool takes into account factors that include, but are not limited to, the estimated value of the real estate securing each loan and the history of loan payments. AHP reevaluates the value of its assets only as needed - for example, when it sells a loan. Reevaluations are not performed on a regular basis.”

With respect to your question about the present value of estimated future payments, it is certainly true that the value of any financial asset, including a loan, is equal to the present value of estimated future payments expected from the asset. However, almost all of AHP’s loans are delinquent, and some have been delinquent for a long time. Hence, the value of the loans has more to do with the value of the underlying real estate than the value of expected loan payments from the borrower.

Your Question #3

It appears that you intended to file a number of exhibits with your offering statement (as indicated in your exhibit index) but did not actually file them. Please file the missing exhibits with your next amendment.

Our Response We have revised the exhibit index to indicate the exhibits that have been previously filed, and have filed two additional exhibits with our amended filing there were not previously filed.

*      *      *

Assuming that our amended filing is satisfactory to the Commission, we request that you qualify the Offering Statement at your earliest convenience.

The securities will not be distributed through a FINRA member. Hence, there are no compensation arrangements that require FINRA’s approval or clearance.

Erin E. Martin
Securities and Exchange Commission
May 10, 2016

Per your request, we have enclosed a written statement from the Company acknowledging that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures
cc:	Jorge Newberry, CEO (sent via email with enclosures)
Christopher Dunham, Staff Attorney (sent via email with enclosures)